Exhibit 99.1

Alexco Reports Final Results from 2021 Bermingham Drilling Program, Composite Assays to 1,383 g/t Ag over 11.09 Meters True Width

High Grade Silver Mineralization Confirmed along 500 meter Zone

VANCOUVER, BC, Dec. 16, 2021 /CNW/ - Alexco Resource Corp. (NYSE American: AXU) (TSX: AXU) ("Alexco" or the "Company") today reported the balance of results from its 2021 directional drilling program at the Bermingham Northeast Deep zone in the Keno Hill Silver District, Yukon Territory ("Keno Hill"). The 17,742 meter ("m") drill program completed 52 intercepts through the multi-vein target zone, which extends approximately 500 m along strike with at least a 100 m vertical extent. Initial results were reported on September 7, 2021 (see news release). With all assays now received, the Company is calculating a revised estimated mineral resource for the Bermingham deposit, which currently contains a silver resource of 32.96 million ounces ("Moz") Indicated (including 18.2 Moz Probable Reserve) and 11.74 Moz Inferred (see news release). The resource estimation of the newly defined zone is expected to be complete before year end 2021.

2021 Exploration Results Highlights

Final results from 2021 Northeast Deep zone drilling (Table 1) confirm the presence of a 500 m long sub-horizontal mineralized zone (Figure 1) with at least a 100 m vertical extent located approximately 150 m below the Bermingham Northeast mining reserve.

In addition to the important intercepts previously reported from initial results in September 2021 (see news release), the more significant intercepts from the balance of the drilling (Table 2) are highlighted below:

  K-21-0800A intersected the Bermingham Main vein over a true width of 11.09 m from 187.75 m containing 1,383 grams per tonne ("g/t") (44.45 ounces per tonne ("oz/t")) silver ("Ag"), including 3.33 m true width from 189.00 m containing 2,959 g/t (95.14 oz/t) Ag.
  K-21-0803A intersected the Bermingham Footwall vein over a true width of 7.85 m from 170.85 m containing 1,358 g/t (43.66 oz/t) Ag.
  K-21-0797A intersected the Bermingham Main vein over a true width of 7.20 m from 207.82 m containing 1,082 g/t (34.78 oz/t) Ag.
  K-21-0800B intersected the Bermingham Main vein over a true width of 4.16 m from 216.80 m containing 3,226 g/t (103.72 oz/t), including 3.56 m true width from 216.80 m containing 3,748 g/t (120.50 oz/t) Ag.
  K-21-0803 intersected the Bermingham Footwall vein over a true width of 5.41 m from 478.58 m containing 1,331 g/t (42.80 oz/t) Ag.
  K-21-0800 intersected the Bermingham Footwall vein over a true width of 4.49 m from 464.65 m containing 1,205 g/t (38.73 oz/t) Ag.
  K-21-0799B intersected the Bermingham Footwall vein over a true width of 6.20 m from 270.30 m containing 888 g/t (28.56 oz/t) Ag.
  K-21-0796B intersected the Bermingham Footwall vein over a true width of 5.43 m from 299.50 m containing 996 g/t (32.03 oz/t) Ag.
  K-21-0792D intersected the BM2 vein over a true width of 3.02 m from 164.32 m containing 1,273 g/t (40.93 oz/t) Ag.

As in previous years, assay results are reported in Table 2 as +30 g/t Ag composite intervals (that may contain up to two meters of unmineralized material) as in essence this outlines the mineralized vein structures. Table 2 also includes +900 g/t Ag composites for comparison, this being the Bermingham Probable Reserve silver grade.

Alexco's Chairman and CEO, Clynt Nauman commented, "The 2021 infill and extension directional drilling program at Bermingham was very successful – and we have now turned our attention to the calculation of a revised mineral resource estimate for the Bermingham deposit. Without question, this discovery is important from an exploration perspective, but with mining operations at Bermingham already underway and with infrastructure planned to be within approximately 200 m of the newly defined mineralized zone, we are working with urgency to understand the size and tenor of the potentially expanded resource. Understanding the geology of the entire Bermingham deposit has significant exploration implications in a district where historically silver mineralization was considered shallow and discontinuous. There remains extensive areas along several kilometers of the vein-fault systems yet to be drill tested in favourable stratigraphy at depth. In particular, these areas include the northeastern extension of the Bermingham deposit towards the historic Hector-Calumet mine, as well as southwest to the Coral Wigwam prospect and beyond to the west."

2021 Program Summary and Bermingham Geology

The 2021 exploration program has provided nominal drill intersection spacings of 35 m along strike by 25 m dip separation along the subparallel Bermingham Main and Bermingham Footwall veins using directional drilling technology whereby shorter secondary drill-holes were initiated at depth from an existing primary drill-hole. The mineralized Northeast Deep zone is structurally complex with a horizontal to gentle northeast plunge along a strike length of 500 m and an apparent dip extent exceeding 100 m – the zone exhibits a mineralogy similar to that seen elsewhere in the Bermingham deposit. Characteristically, mineralized widths that range up to 20 m are coincident with changes in strike and dip of the hosting fault structure in response to variations in rock competency and proximity to the intersection of the two veins, which can now be traced over a 900 m strike length throughout the length of the Bermingham deposit. The mineralization is primarily hosted within the thick bedded quartzites of the Keno Hill Quartzite that also host the nearby historical Hector-Calumet deposit.

Operations Update

Ramp up of underground development and ore production continues with increasing ore production to design capacity rates (400 tonnes per day) targeted during Q1 2022. Ore production from the Bellekeno mine is complete with underground assets removed and redeployed and the mine has transitioned into longer term monitoring. At Flame & Moth, an Alimak nest has been completed on the 815 ore access level and the raise contractor is currently advancing the 85 m ventilation and secondary egress raise to surface. Two initial ore level accesses are being driven on the 815 and 835 levels at Flame & Moth with a target of having five ore production headings opened in early Q1 2022. At Bermingham, the first ore drive on the 1150 level is complete and long hole drilling is underway. Longhole stoping in the 1150 level is anticipated to commence before year end, which will provide a significant increase in ore tonnes delivered from Bermingham. In the mill, the installation of new concentrate regrind mills is complete and the installation of the secondary grinding mill has also been completed and commissioned. With commissioning of the secondary grinding mill using Bermingham ore feed, extended periods of throughput at 17 tonnes per hour (400 tonnes per day run rate) has been achieved along with design metallurgical performance and concentrate Ag grades in excess of 18,000 g/t being produced.

Retirement of Al McOnie, VP Exploration

Alexco also announces that Mr. Al McOnie, Vice President, Exploration, has decided to retire from the Company after more than 15 years of service, effective December 31st, 2021.  "Al has been a trusted friend and an exceptional leader at Alexco," said Clynt Nauman, Alexco's Chairman and CEO. "There can be no doubt that the incredible success of our exploration efforts over the past decade would not have been possible without Al and his leadership. On behalf of the Board and employees at Alexco, we wish Al the very best in his retirement."

Going forward, Ms. Liana Stammers, P.Geo, Alexco's Senior Exploration Geologist, will serve as the Company's Qualified Person for exploration related topics. Al McOnie has agreed to continue to be available to the Company to provide strategic advice regarding future exploration initiatives.

Qualified Persons and Procedures

The 2019 - 2021 exploration drill programs and sampling protocol has been reviewed, verified, and compiled by Alexco's geologic staff under the supervision of Alan McOnie, FAusIMM, Vice President Exploration and Liana Stammers, P.Geo, Senior Exploration Geologist, while that regarding mine development and operations has been reviewed and approved by Neil Chambers, P.Eng., Chief Mine Engineer, all of whom are Qualified Persons as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

Compared with previous years, the core sampling protocols have varied from sampling half HQ core, as more holes have been completed in NQ core in some daughter holes where essentially whole core assay sampling has been undertaken to ensure adequate sample size, providing adequate representative sample material has been retained and high resolution core photography undertaken.

A rigorous quality control and quality assurance protocol is used on the project, including blank, duplicate, and standard reference samples in each batch of 20 samples delivered to the assay lab. Drill core samples are shipped internally to ALS Minerals Labs at Whitehorse, Yukon for preparation, with multi-element ICP, fire assay and overlimit analyses completed at the ALS Minerals facility in North Vancouver, British Columbia.

About Alexco

Alexco is a Canadian primary silver company that owns and operates the majority of the historic Keno Hill Silver District, in Canada's Yukon Territory, one of the highest-grade silver deposits in the world. Alexco is currently advancing Keno Hill to commercial production and commenced concentrate production and shipments in the first quarter of 2021. Keno Hill is expected to produce an average of approximately 4.4 million ounces of silver per year contained in high quality lead/silver and zinc concentrates. Keno Hill retains significant potential to grow and Alexco has a long history of expanding the operation's mineral resources through successful exploration

Forward-Looking Statements

Some statements ("forward-looking statements") in this news release contain forward-looking information concerning Alexco's anticipated results and developments in Alexco's operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future, made as of the date of this news release.  Forward-looking statements may include, but are not limited to, statements with respect to the future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, future mine construction and development activities, future mine operation and production, the timing of activities and reports, the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors, which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results and timing of exploration and development activities; actual results and timing of mining activities; actual results and timing of environmental services activities; actual results and timing of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of silver, gold, lead, zinc and other commodities; possible variations in mineable resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; and delays in obtaining governmental approvals or financing or in the completion of development activities.  Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements included in this news release, Alexco has applied several material assumptions, including, but not limited to, the assumption that Alexco will be able to raise additional capital as necessary, that the proposed exploration and development will proceed as planned, and that market fundamentals will result in sustained silver, gold, lead and zinc demand and prices. There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Alexco expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

APPENDICES

Figure 1 – Location of 2021 Galena Hill Drilling Showing Bermingham Deep NE and Sime (CNW Group/Alexco Resource Corp.)

Figure 2 - Location of all drill hole intercepts of the Bermingham NE Deep zone (refer Figure 3) with +30 g/t Ag composite intervals of this release shown in red (CNW Group/Alexco Resource Corp.)

Figure 3 - Vertical Longsection showing distribution of drill hole intercepts on the Bermingham Footwall vein. 2021 September completed holes shown in dark red, 2021 December holes shown in red, previous years in black. (CNW Group/Alexco Resource Corp.)

Table 1 - Location of 2021 Drill Holes with completed assays in this Release

Hole	East (m)	North (m)	Elevation (m)	Length (m)	Surface Azimuth	Surface Dip
K-21-0789D *	479664.78	7087155.44	1090.56	270.00	302.0	-74.0
K-21-0791B *	479548.60	7086986.19	1054.28	222.00	302.9	-66.4
K-21-0792D *	479599.95	7087059.77	1070.61	267.09	290.8	-71.9
K-21-0793	482175.92	7088302.35	1276.06	224.00	338.0	-56.0
K-21-0794A *	479503.60	7086909.00	1125.50	308.00	273.8	-64.4
K-21-0795	479770.41	7087087.93	1368.68	38.00	278.0	-71.0
K-21-0796 *	479770.36	7087087.84	1368.71	530.00	278.0	-72.5
K-21-0796A	479696.39	7087107.53	1139.48	320.00	291.7	-64.3
K-21-0796B	479707.63	7087102.94	1166.91	333.00	295.2	-67.0
K-21-0796C	479650.19	7087131.90	1014.99	219.80	300.4	-63.7
K-21-0796D *	479659.22	7087127.47	1036.77	217.58	296.7	-66.8
K-21-0797 *	479602.96	7086902.78	1367.25	585.50	255.0	-62.0
K-21-0797A *	479475.45	7086876.29	1111.58	292.50	266.6	-60.1
K-21-0798 *	479615.65	7086913.83	1367.43	539.00	266.0	-71.0
K-21-0798A *	479497.34	7086918.22	1061.90	286.00	294.6	-68.1
K-21-0799	479648.72	7086932.52	1369.23	528.00	300.0	-75.0
K-21-0799A	479583.07	7086983.11	1097.07	260.00	313.4	-60.3
K-21-0799B	479588.44	7086978.21	1111.33	291.00	312.0	-64.0
K-21-0799C *	479594.63	7086972.77	1130.64	336.15	309.9	-68.3
K-21-0800	479484.94	7086725.39	1369.35	539.00	308.0	-65.0
K-21-0800A	479397.86	7086804.86	1124.35	249.00	315.1	-58.9
K-21-0800B	479405.94	7086796.32	1145.27	279.00	315.8	-61.9
K-21-0800C *	479409.86	7086792.42	1155.92	262.36	314.5	-63.1
K-21-0800D	479381.12	7086816.32	1084.18	180.89	305.8	-56.8
K-21-0801 *	479731.29	7086977.72	1372.36	540.00	307.0	-69.0
K-21-0801A	479629.04	7087074.10	1049.37	198.00	315.9	-56.1
K-21-0801B	479647.64	7087056.91	1090.12	276.00	310.3	-61.8
K-21-0801C	479650.65	7087054.21	1098.16	219.30	313.3	-64.1
K-21-0802 *	479648.35	7086932.32	1369.29	551.00	279.0	-72.0
K-21-0802A	479556.41	7086960.96	1086.64	258.00	295.8	-61.6
K-21-0803 *	479485.01	7086725.54	1369.32	506.00	317.0	-64.0
K-21-0803A	479391.20	7086837.93	1091.77	202.08	322.6	-59.2

Notes
* NQ cored
Locations in UTM NAD83 -Z8 projection located by survey controlled RTK GPS
Collars of daughter holes (A, B, C, D) located at take off point from parent hole
Downhole surveys by gyro or single shot reflex

Table 2 – +30 g/t and +900 g/t Ag Composite Assay Intervals

Hole	From (m)	To (m)	Interval (m)	True Width (m)	Ag (g/t)	Ag (oz/t)	Au (g/t)	Pb (%)	Zn (%)	Vein
K-21-0789D	158.18	161.50	3.32	2.78	92	2.95	0.04	1.28	2.60	BM2
	195.00	195.40	0.40	0.34	485	15.59	0.06	0.71	0.01	BM Splay
	198.25	201.65	3.40	2.87	365	11.72	0.04	0.45	0.01	BM
Including	198.25	200.60	2.35	1.98	468	15.03	0.04	0.58	0.01	BM

K-21-0791B	206.33	206.80	0.47	0.30	132	4.24	0.16	1.25	0.04	BM
	210.00	214.02	4.02	2.59	251	8.06	0.10	0.60	0.02	BM
	216.97	217.27	0.30	0.20	198	6.37	0.12	0.58	0.02	BM

K-21-0792D	164.32	167.92	3.60	3.02	1273	40.93	0.54	5.88	2.04	BM2
Including	166.43	167.92	1.49	1.25	2848	91.56	0.65	6.89	2.55	BM2
	233.21	233.37	0.16	0.09	844	27.14	0.13	7.74	0.45	FW splay
	244.02	250.41	6.39	3.51	609	19.56	0.13	3.16	0.18	FW
Including	244.43	248.08	3.65	2.01	973	31.28	0.19	5.05	0.14	FW
	259.60	262.25	2.65	1.46	46	1.49	0.01	0.18	0.00	FW splay

K-21-0793	211.57	213.13	1.56	1.19	150	4.81	0.09	1.96	5.60	Sime Aho
	215.65	216.35	0.70	0.53	53	1.70	0.11	0.18	1.14	Sime Aho Splay
	221.32	222.64	1.32	0.97	137	4.40	0.13	0.41	7.49	Sime Ruby

K-21-0794A	237.45	238.42	0.97	0.84	848	27.26	0.24	3.20	1.69	BM
Including	237.83	238.12	0.29	0.25	2040	65.59	0.59	2.67	1.73	BM
	280.26	281.05	0.79	0.45	1795	57.71	0.28	13.30	1.45	FW

K-21-0796	467.60	469.35	1.75	1.61	1607	51.65	0.23	1.73	1.44	BM2
Including	468.55	469.35	0.80	0.74	2790	89.70	0.40	2.44	0.98	BM2
	501.75	504.45	2.70	1.97	859	27.62	0.09	3.29	0.85	FW
Including	502.90	503.40	0.50	0.36	4080	131.17	0.36	14.82	2.56	FW
	509.66	510.13	0.47	0.34	68	2.19	0.04	1.10	1.69	FW splay
	512.86	514.50	1.64	1.20	45	1.45	0.04	0.38	1.07	FW splay
	517.00	518.30	1.30	0.95	446	14.34	0.08	6.52	8.71	FW splay
Including	517.00	517.40	0.40	0.29	1170	37.62	0.10	18.15	4.90	FW splay

K-21-0796A	258.14	258.86	0.72	0.66	118	3.79	0.02	0.33	0.11	BM
	261.52	262.45	0.93	0.85	99	3.19	0.06	0.13	0.04	BM splay
	287.76	288.48	0.72	0.48	84	2.70	0.02	0.29	1.51	FW splay
	290.50	290.98	0.48	0.32	551	17.72	0.12	3.06	2.04	FW

K-21-0796B	256.28	256.80	0.52	0.50	44	1.41	-0.01	0.01	0.01	BM2
	299.50	306.74	7.24	5.43	996	32.03	0.18	3.02	1.15	FW
Including	299.50	301.11	1.61	1.21	4216	135.55	0.71	11.96	3.62	FW

K-21-0796C	93.26	93.96	0.70	0.64	32	1.03	0.22	0.13	0.21	BM2
	124.39	125.59	1.20	1.10	988	46.30	0.17	0.26	0.14	BM
Including	124.39	125.14	0.75	0.69	1440	46.30	0.23	0.33	0.22	BM
	154.67	156.90	2.23	1.52	153	4.90	0.06	0.60	0.37	FW
Including	155.66	155.90	0.24	0.16	992	31.89	0.34	4.58	1.90	FW

K-21-0796D	161.60	163.00	1.40	1.25	34	1.10	0.03	0.06	0.01	BM
	191.70	196.10	4.40	2.73	530	17.03	0.08	0.26	0.64	FW *
Including	191.70	192.05	0.35	0.22	1675	53.85	0.12	0.88	0.13	FW
	194.75	195.43	0.68	0.42	2349	75.52	0.32	1.00	1.74	FW

K-21-0797	496.91	500.19	3.28	2.88	653	20.98	0.33	2.85	3.46	BM
Including	496.91	498.44	1.53	1.34	1182	38.01	0.49	4.21	2.72	BM
	515.81	517.10	1.29	1.14	986	31.69	0.14	0.33	3.70	BM splay
Including	515.81	516.17	0.36	0.32	3390	108.99	0.44	0.15	9.53	BM splay
	549.70	550.73	1.03	0.71	255	8.19	0.15	0.20	0.21	FW
	552.92	553.43	0.51	0.35	1300	41.80	0.39	0.02	0.03	FW
	562.54	562.75	0.21	0.14	341	10.96	0.13	5.75	7.71	FW splay

K-21-0797A	207.82	216.00	8.18	7.20	1082	34.78	0.32	5.47	4.92	BM
Including	208.45	215.12	6.67	5.87	1233	39.65	0.33	6.54	5.89	BM
	271.88	273.90	2.02	1.30	275	8.84	0.07	0.24	1.12	FW
Including	273.45	273.90	0.45	0.29	1010	32.47	0.17	0.17	4.62	FW

K-21-0798	509.00	511.50	2.50	1.96	177	5.70	0.04	1.60	0.58	FW

K-21-0798A	178.27	180.74	2.47	2.18	216	6.94	0.13	1.39	0.19	BM
Including	178.93	179.15	0.22	0.19	1440	46.30	0.83	6.30	2.00	BM
	184.85	187.40	2.55	2.26	76	2.44	0.04	1.07	0.49	BM splay
	214.96	215.27	0.31	0.18	55	1.75	0.09	0.50	0.03	FW splay
	235.00	237.23	2.23	1.31	37	1.18	0.01	0.02	0.08	FW
	270.18	271.30	1.12	0.66	97	3.13	0.02	0.00	0.00	Unknown Vein

K-21-0799	483.45	485.52	2.07	2.01	1121	36.03	0.33	3.07	5.19	BM2
Including	483.45	484.49	1.04	1.01	2011	64.67	0.39	5.69	8.44	BM2
	488.70	490.63	1.93	1.87	32	1.03	0.01	0.14	0.21	BM2 splay
	493.00	494.98	1.98	1.91	75	2.40	0.02	0.86	0.70	BM splay
	498.03	498.94	0.91	0.88	653	20.99	0.10	1.68	0.03	BM
	502.65	509.81	7.16	5.56	255	8.19	0.02	1.16	0.41	FW
Including	502.65	502.80	0.15	0.12	9090	292.25	0.79	34.55	2.08	FW
	515.00	517.03	2.03	1.58	114	3.65	0.03	1.64	0.88	FW splay

K-21-0799A	203.15	208.60	5.45	5.06	162	5.19	0.02	0.35	1.99	BM2
	212.29	213.45	1.16	1.08	137	4.42	0.08	1.88	1.52	BM
	245.00	245.44	0.44	0.30	80	2.59	0.09	0.62	0.62	FW

K-21-0799B	223.10	227.00	3.90	3.58	34	1.09	0.00	0.07	0.44	BM2
	232.87	234.65	1.78	1.64	53	1.71	0.02	0.35	0.42	BM splay
	254.40	256.00	1.60	1.07	35	1.12	0.03	0.27	0.02	FW splay
	270.30	279.55	9.25	6.20	888	28.56	0.16	0.82	0.94	FW
Including	275.16	278.30	3.14	2.11	2217	71.26	0.36	1.85	0.77	FW

K-21-0799C	255.00	255.68	0.68	0.62	104	3.34	0.01	0.01	0.03	BM2
	319.16	323.36	4.20	2.69	149	4.79	0.04	0.19	0.04	FW
Including	320.90	321.31	0.41	0.26	1020	32.79	0.15	0.04	0.02	FW

K-21-0800	353.00	353.61	0.61	0.51	718	23.08	0.08	1.97	0.19	Aho splay
	457.86	458.58	0.72	0.71	94	3.03	0.01	1.18	1.34	BM splay
	461.00	462.34	1.34	1.31	157	5.05	0.05	0.58	2.21	BM
	464.65	470.00	5.35	4.49	1205	38.73	0.21	1.17	1.13	FW
Including	465.94	469.56	3.62	3.04	1607	51.68	0.26	1.51	1.35	FW

K-21-0800A	187.75	199.42	11.67	11.09	1383	44.45	0.28	4.45	4.02	BM
Including	189.00	192.51	3.51	3.33	2959	95.14	0.57	8.08	5.05	BM
Including	197.26	198.98	1.72	1.63	2054	66.03	0.21	9.14	1.07	BM
	207.77	207.96	0.19	0.18	556	17.88	0.02	0.09	33.96	BM splay
	214.63	237.72	23.09	16.86	394	12.65	0.09	1.88	3.95	FW **
Including	216.42	217.91	1.49	1.09	2563	82.40	0.24	6.40	20.66	FW
Including	221.43	221.89	0.46	0.34	1165	37.46	0.22	25.49	2.67	FW
Including	230.29	235.00	4.71	3.44	643	20.66	0.13	1.48	2.28	FW

K-21-0800B	121.43	121.61	0.18	0.13	221	7.11	0.16	0.87	0.01	Aho splay
	216.80	221.27	4.47	4.16	3226	103.72	0.73	12.31	3.05	BM
Including	216.80	220.63	3.83	3.56	3748	120.50	0.85	14.37	2.97	BM
	241.42	241.72	0.30	0.21	1105	35.53	0.16	0.09	0.15	FW splay
	244.23	246.56	2.33	1.65	76	2.43	0.03	0.06	0.43	FW splay
	253.27	255.64	2.37	1.68	238	7.65	0.09	2.30	3.81	FW
Including	253.91	254.11	0.20	0.14	2140	68.80	0.26	21.64	2.05	FW
	263.68	264.42	0.74	0.53	383	12.31	0.07	3.45	0.12	FW splay

K-21-0800C	214.15	220.35	6.20	6.08	42	1.36	0.10	0.16	0.31	BM
	242.75	244.27	1.52	1.25	1202	38.64	0.13	11.04	0.90	FW
Including	243.68	243.97	0.29	0.24	5580	179.40	0.58	48.77	4.39	FW

K-21-0800D	54.90	57.94	3.04	2.10	127	4.08	0.26	0.30	0.82	Aho splay
	135.81	139.16	3.35	3.25	62	2.00	0.18	0.27	0.47	BM
	149.35	149.60	0.25	0.20	165	5.30	0.26	0.05	0.06	FW splay
	163.58	170.88	7.30	5.69	673	21.64	0.12	2.68	1.95	FW
Including	163.58	164.44	0.86	0.67	4255	136.81	0.65	12.97	0.46	FW

K-21-0801	487.27	489.41	2.14	2.10	62	2.00	0.03	0.66	1.93	BM2
	520.30	524.63	4.33	3.46	87	2.79	0.04	0.35	0.65	FW
	530.63	532.75	2.12	1.70	596	19.15	0.10	1.62	0.18	FW
Including	530.63	531.37	0.74	0.59	1535	49.35	0.19	4.17	0.45	FW

K-21-0801A	134.01	138.59	4.58	4.40	389	12.51	0.07	0.81	0.74	BM2
Including	137.43	137.82	0.39	0.37	2110	67.84	0.14	5.61	0.13	BM2
	153.49	157.48	3.99	3.83	165	5.32	0.06	2.00	1.04	BM
Including	153.49	153.71	0.22	0.21	2230	71.70	0.33	31.22	11.65	BM
	166.89	167.57	0.68	0.51	55	1.76	0.03	1.13	0.55	FW splay
	174.18	174.77	0.59	0.44	525	16.88	0.09	0.17	0.56	FW splay
	177.00	179.34	2.34	1.80	450	14.47	0.07	0.14	2.15	FW
	186.89	187.36	0.47	0.36	1640	52.73	0.32	4.42	2.24	FW splay

K-21-0801B	183.46	187.58	4.12	3.79	497	15.99	0.09	1.08	0.29	BM2
Including	185.39	186.36	0.97	0.89	1380	44.37	0.19	2.62	0.59	BM2
	207.66	208.27	0.61	0.56	171	5.50	0.06	2.85	0.40	BM
	245.49	254.41	8.92	5.98	216	6.96	0.06	0.63	1.07	FW
Including	247.10	247.40	0.30	0.20	3160	101.60	0.57	3.26	0.41	FW

K-21-0802	500.30	519.69	19.39	14.54	618	19.86	0.13	1.78	0.59	FW
Including	500.30	504.01	3.71	2.78	1420	45.65	0.32	5.40	0.69	FW
Including	511.28	512.85	1.57	1.18	3126	100.51	0.54	5.56	2.34	FW

K-21-0802A	208.95	210.00	1.05	0.97	302	9.71	0.08	1.46	3.91	BM
	228.16	240.00	11.84	9.24	370	11.91	0.07	1.43	0.41	FW
Including	235.06	238.59	3.53	2.75	908	29.18	0.15	3.09	0.84	FW

K-21-0803	341.59	342.81	1.22	0.92	57	1.85	0.07	0.26	1.22	Aho splay
	461.83	462.08	0.25	0.24	88	2.83	0.09	0.65	4.24	BM splay
	464.73	476.34	11.61	11.15	543	17.46	0.21	0.80	1.18	BM
Including	468.07	468.49	0.42	0.40	6560	210.91	1.52	5.07	3.26	BM
Including	472.60	473.33	0.73	0.70	2230	71.70	0.43	2.32	10.15	BM
	478.58	485.52	6.94	5.41	1331	42.80	0.25	4.15	4.55	FW
Including	479.20	480.96	1.76	1.37	3198	102.81	0.51	5.73	4.66	FW
Including	483.02	485.00	1.98	1.54	1426	45.83	0.32	6.46	4.14	FW

K-21-0803A	29.03	31.36	2.33	1.70	244	7.84	0.10	0.31	0.95	Aho splay
	153.10	160.06	6.96	6.61	349	11.23	0.25	0.98	1.02	BM
Including	153.10	153.72	0.62	0.59	2360	75.88	0.65	4.76	2.24	BM
	170.85	181.61	10.76	7.85	1358	43.66	0.18	5.65	3.15	FW
Including	175.64	181.61	5.97	4.36	2370	76.20	0.28	9.66	4.30	FW

30 g/t Ag composite including up to 2m interval internal waste

900 g/t Ag composite including up to 2m interval internal waste

* K-21-0796D FW Vein includes 2.17 m of internal waste (1.35 m true width)

** K-21-0800A FW Vein includes 5.42 m of internal waste (3.96 m true width)

View original content to download multimedia:https://www.prnewswire.com/news-releases/alexco-reports-final-results-from-2021-bermingham-drilling-program-composite-assays-to-1-383-gt-ag-over-11-09-meters-true-width-301446944.html

SOURCE Alexco Resource Corp.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/December2021/16/c5335.html

%CIK: 0001364128

For further information: Clynton R. Nauman, Chairman and Chief Executive Officer; Rajni Bala, Investor Relations and Communications Lead, Phone: (778) 945-6577, Email: info@alexcoresource.com, Website: www.alexcoresource.com

CO: Alexco Resource Corp.

CNW 16:30e 16-DEC-21